SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
                       (Name of Subject Company (Issuer))

                            MILDRED B. HOREJSI TRUST
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    746446103
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                              Thomas Stephens, Esq.
                    Bartlit Beck Herman Palenchar & Scott LLP
                         1899 Wynkoop Street, Suite 800
                                Denver, CO 80202
                                 (303) 592-3144
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

  Transaction Valuation*                             Amount of Filing Fee**
     $ 67,644,735                                         $7,238.00

--------------

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 4,509,649 shares of the subject company (number of shares sought) by $15.00 (the purchase price per share offered by the Mildred B. Horejsi Trust).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per million of the aggregate amount of the cash offered by the Mildred B Horejsi Trust.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $7,117.35         Filing Party: MILDRED B. HOREJSI TRUST


Form or Registration Number: Schedule TO-T         Date Filed: January 22, 2007,
                                                   February 16, 2007, and
                                                   March 9, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.
      |_|  Issuer tender offer subject to Rule 13e-4.
      |_|  Going private transaction subject to Rule 13e-3.
      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                 AMENDMENT NO. 7
                                       TO
                                   SCHEDULE TO

     This Amendment No. 7 to the Tender Offer Statement on Schedule TO is being filed by the Mildred B. Horejsi Trust, an irrevocable grantor trust administered in accordance with Alaska administrative statutes and governed by Alaska trust law (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on January 22, 2007 (the "Original Schedule TO"), as amended January 30, 2007, February 8, 2007, February 16, 2007, February 21, 2007, February 26, 2007, and March 2, 2007. This Schedule TO relates to the offer by the Trust to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "shares"), of Putnam California Investment Grade Municipal Trust, a Massachusetts business trust ("PCA"), at a price of $15.00 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Offer to Purchase dated January 22, 2007, as amended, and the Supplements to the Offer to Purchase dated February 8, 2007, February 16, 2007, and as amended herein (collectively, the "Offer to Purchase") and in the related letter of transmittal, as amended (which, together with the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the letter of transmittal were attached as Exhibits (a)(1) and
(a)(2), respectively, to the Original Schedule TO. The letter of transmittal was subsequently amended on February 16, 2007 and attached as Exhibit (a)(23) to the amended Schedule TO. A Supplement to the Offer to Purchase dated February 8, 2007 was attached to the amended Schedule TO as Exhibit (a)(16) and an additional Supplement to the Offer to Purchase dated February 16, 2007 was attached to the amended Schedule TO as Exhibit (a)(21). A Supplement to the Offer to Purchase dated March 9, 2007 and an amended letter of transmittal, dated March 9, 2007 are attached to this Amended Schedule TO as exhibits (a)(34) and (a)(37), respectively.

     The Original Schedule TO, as amended, is hereby supplemented and amended as follows:

Item 12.    Exhibits.

     The following Exhibits are added:

        Exhibit   Description

          (a)(32) Form of  Communication  Letter to Shareholders  dated March 9,
                  2007

          (a)(33) Form of Communication  Letter to Shareholders from the Mildred
                  B. Horejsi Trust dated March 9, 2007

          (a)(34) Supplement to the Offer to Purchase dated March 9, 2007

          (a)(35) Form of Letter to Broker-Dealers, as amended, and dated March 9, 20007

          (a)(36) Form of Letter to Broker-Dealer Clients, as amended, and dated March 9, 2007

          (a)(37) Form of Letter of Transmittal dated March 9, 2007

          (a)(38) Form of press release issued by the Mildred B. Horejsi Trust dated March 9, 2007

          (a)(39) Notice of Guaranteed Delivery

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                       MILDRED B. HOREJSI TRUST

                                       By:  Badlands Trust Company, LLC, trustee

                                       By:  /s/ Stephen C. Miller

                                       Name: Stephen C. Miller
                                       Title: President


                                       Dated: March 9, 2007

                                  EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated January 22, 2007*

     (a)(2) Letter of Transmittal.*

     (a)(3) Notice of Guaranteed Delivery.*

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

     (a)(7) Summary Advertisement, as published in the western edition of the Wall Street Journal on January 22, 2007.*

     (a)(8) Form of press release issued January 22, 2007*

     (a)(9) Form of Request for Stockholder List as provided to the Trustees of PCA and dated January 22, 2007*

     (a)(10) Form of Request for Stockholder List Pursuant to Rule 14d-5(a)(a) under the Exchange Act of 1934*

     (a)(11) Form of Shareholder Communications Insert*

     (a)(12) Form of Cover Letter Provided to Shareholders*

     (a)(13) Form of  Communication  Letter to  Shareholders  dated  January 29,
             2007**

     (a)(14) Form of Communication Letter to Shareholders dated February 9, 2007***

     (a)(15) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated February 9, 2007***

     (a)(16) Supplement to the Offer to Purchase dated February 9, 2007***

     (a)(17) Form of Letter to Broker-Dealers, as amended, and dated February 9, 20007***

     (a)(18) Form of Letter to Broker-Dealer Clients, as amended, and dated February 9, 2007***

     (a)(19) Form of Communication Letter to Shareholders dated February 16, 2007****

     (a)(20) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated February 16, 2007****

     (a)(21) Supplement to the Offer to Purchase dated February 16, 2007****

     (a)(22) Form of press release issued by the Mildred B. Horejsi Trust dated February 16, 2007****

     (a)(23) Form of amended letter of transmittal to the Offer to Purchase dated February 16, 2007****

     (a)(24) Form of Letter to Broker-Dealers, as amended, and dated February 16, 2007****

     (a)(25) Form of Letter to Broker-Dealer Clients, as amended, and dated February 16, 2007****

     (a)(26) Form of Communication Letter to Shareholders dated February 21, 2007+/-

     (a)(27) Form of press release issued by the Mildred B. Horejsi Trust dated February 21, 2007+/-

     (a)(28) Form of Communication Letter to Shareholders dated February 26, 2007+/-+/-

     (a)(29) Form of press release issued by the Mildred B. Horejsi Trust dated February 26, 2007+/-+/-

     (a)(30) Form of Communication Letter to Shareholders dated March 1, 2007+/-+/-+/-

     (a)(31) Form of press release issued by the Mildred B. Horejsi Trust dated March 1, 2007+/-+/-+/-

     (a)(32) Form of Communication Letter to Shareholders dated March 9, 2007

     (a)(33) Form of Communication Letter to Shareholders from the Mildred B. Horejsi Trust dated March 9, 2007

     (a)(34) Supplement to the Offer to Purchase dated March 9, 2007

     (a)(35) Form of Letter to Broker-Dealers, as amended, and dated March 9, 20007

     (a)(36) Form of Letter to Broker-Dealer Clients, as amended, and dated March 9, 2007

     (a)(37) Form of Letter of Transmittal dated March 9, 2007

     (a)(38) Form of press release issued by the Mildred B. Horejsi Trust dated March 9, 2007

     (a)(39) Notice of Guaranteed Delivery

     (b)(1) Cash Management Account Agreement between the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

     (b)(2) Revolving Line of Credit Between the Trust and the Lola Brown Trust No. 1B*

     (d)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

*    Previously  filed  with the SEC on  January  22,  2007  (accession  number:
     0001099343-07-000002).

**   Previously  filed  with the SEC on  January  30,  2007  (accession  number:
     0001099343-07-000003).

*** Previously filed with the SEC on February 8, 2007 (accession number 0001099343-07-000005).

**** Previously  filed  with the SEC on  February  16,  2007  (accession  number
     0001099343-07-000017).

+/- Previously filed with the SEC on February 21, 2007 (accession number 0001099343-07-000020).

+/-+/-  Previously  filed with the SEC on February  26, 2007  (accession  number
     0001099343-07-000027).

+/-+/-+/-  Previously  filed  with the SEC on March 1,  2007  (accession  number
     0001099343-07-000029).